February 7, 2007.

Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 7010
1 F Street, NE
Washington, DC 20549

Attention: John Cash, Accounting Branch Chief

Dear Mr. Cash

Re:
Solpower Corporation
Form 10-KSB for the Fiscal Year Ended March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
SEC File No. 000-29780

Further to your letters dated March 24, 2006, and January 26, 2007, we are please to provide the following responses to your comments.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Management Discussion and Analysis, page 14

Critical Accounting Policies, page 15

1.
In your future filings, please expand your discussion to explain why the valuations of stock-based compensation and extended warrants under the Black Scholes option pricing model are critical accounting policies to you. This disclosure should supplement, not duplicate, the description of your accounting policies that are already disclosed in the notes to the financial statements.

The Company will expand its discussion in future filings.

Results of Operations, page 16

2.	In future filings, please disclose any off-balance sheet arrangements you may have as required by Item 303( c ) of Regulation S-B

The Company will disclose any off-balance sheet arrangements, if applicable, in future filings.

3.
Please supplementally tell us and disclose in future filings, whether the reason for changes in net revenue from fiscal 2004 to fiscal 2005 were due to an increase in unit volume, an increase in prices, or a combination of the two factors.

Revenues increased in fiscal 2005 over fiscal 2004 were due to increased unit volume in Soltron product line. Barrel sales of enzyme concentrate increased sixteen barrels; one-gallon units of Soltron product increased 1,196 units; barrel units of Soltron product increased 203 units; and 16oz. unit sales increased 9,652 units. The Company had no significant price increases on their product lines.

4.	Also, please supplementally tell us and disclose in future filings, the reasons for changes in cost of revenues from fiscal 2004 to fiscal 2005.

Cost of revenues for fiscal 2005 decreased to 56.3% as compared to 61.7% for the fiscal year ended 2004. The decrease is mainly attributable to a decrease in gross profit derived from sales of the SP34E product line of our Australian subsidiary. Gross profit on this segment of revenue decreased from 65.5% in fiscal 2004 to 55.8% for fiscal year 2005. In fiscal year 2004, the SP34E segment generated 56.3 % of the gross profit in fiscal year 2004 as compared to 34.6% of the gross profit in fiscal 2005. The decrease in the gross profit margin on the SP34E product line is attributable to increased production costs incurred in Australia at the outsourced blender and packager of the product.

Liquidity and Capital Reserves, page 17

5.
In your future annual filing, please expand your discussion of liquidity to describe how the absence of cash flows (or negative cash flows) from your discontinued operations (Virtual Technologies Pty. Ltd.) are expected to affect your future liquidity.

The Company’s future annual filing will be expanded to discuss these matters.

Financial Statements, page 18

Consolidated Statements of Cash Flows, page 25

6.  Please supplementally tell us what the line item “non-cash transactions” represents for each of the years you have presented.

Non-cash transactions are comprised of the following:

	March 31, 2005	March 31, 2004
Relief of debt		(9,685)
Write off receivables from related parties		32,569
Non-cash interest expense	18,854
Stock issued for services	202,533
Employee based stock-based compensation	4,000	69,700
Costs associated with call options issued	63,000
Debt conversion expense	607,930
Stock issued for conversion of accounts payable	68,000
	$964,317	$92,584

7.
We note that you have classified the net change in customer advances as a financing activity. Please tell us what consideration you gave to classifying this item as an operating activity. See paragraphs 21-22 of SFAS 95, Statements of Cash Flows for guidance. This comment also applies to your Form 10-QSB for the Fiscal Quarter Ended December 31, 2005.

The net change in customer advances has been classified as a financing activity in the statement of cash flows as management believes it properly reflects the transactions that comprise the make up of the amount. GTR, Inc. (‘GTR’) is a major customer of the Company and its owner is a major shareholder in our Company. During the periods under comment, GTR has been financing the operations of the Company through: (i) cash advances to the Company and, (ii) payment of significant bills of on behalf of the Company. The Company considers the amounts advanced through these transactions as loans and not as operating activities done in the normal course of business. Amounts advanced by GTR are offset by sales of product to GTR.

Note 1 - Description of Business and Significant Accounting Policies, page 27

Revenue Recognition, page 28

8.	Please supplementally tell us and disclose in future filings whether your revenue recognition policy is in compliance with SAB 104.

The Company’s revenue recognition policy is in compliance with SAB 104 in that revenue is recognized when pervasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price is fixed or determinable and collectibility is reasonably assured. The Company will enhance its disclosure in future filings to reflect compliance with SAB 104.

Note 6- Related Party Transactions, page 35

9.  Please supplementally tell us what the debt conversion expense of $607,930 represents and how this amount was determined.

The $607,930 debt conversion expense is the difference in shares issued under the negotiated early conversion agreement over the number of shares which would have been issued under the conversion terms of the note payable, times the market price of the Company’s stock on the date of the transaction.

Note 7- Shareholder Equity, page 36

10.
Please supplementally tell us and disclose in future filings the significant assumptions used to estimate the fair value of the call options issued on June 1, 2004 as required by paragraph 47d. of SFAS 123, Accounting for Stock Based Compensation

Assumptions used in estimating the fair value of the call options on Jane 1, 2004, under the Black-Scholes option pricing model are as follows:
Term	1.75 years
Volatility	177.262%
Annual Rate of Dividends	0.0000%
Discount Rate	2.5%
Stock Price on date of Grant	$0.16
Excise price of option	$0.15

Note 10- Segment Reporting, page 41

11.  In future annual filings, please disclose information about geographic regions, as required by paragraph 38 of SFAS 131, Disclosure about Segments of an Enterprise and Related Information.

The Company will disclose the required information, if applicable, in future filings.

12.
It appears that your reconciliations of other income (expense) and net income (loss) for fiscal 2005 do not reconcile to your consolidated statement of operations for the year ended March 31, 2005. In future annual filings, please ensure that these amounts reconcile to your consolidated statements of operations, should you continue to disclose such information.

The Company will review future filings to ensure these amounts reconcile.

Item 8A- Controls and Procedures

13.   It appears that you have inadvertently excluded this section from your Form 10-KSB. In this regard, please amend your Form 10-KSB to include the information required by Item 307 and Item 308( c ) of Regulation S-B.

Item disclosure for Controls and Procedures was inadvertently excluded and Form 10-KSB for March 31, 2005, will be amended to include the appropriate disclosure.

See attached Exhibit A.

Section 302 Certification

14.   In future annual and quarterly filings, please ensure that your section 302 certifications conform to the exact working required by Item 601(b)(31) of Regulation S-B

In this regard, please also note that your section 302 certification should not include paragraph 4(b) since this paragraph refers to the design of internal control over financial reporting which you are not yet required to include as a small business filer.

The Company in future filings will include the 302 certifications to conform to the exact wording required by Item 601(b)(31) of on S-B.

See attached Exhibit B.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2005

Consolidated of Cash Flows, page 6

15.  Please supplementally tell us what line item “non-cash transactions” represents for the nine months ended December 31, 2004

Non-cash transactions are comprised of the following:

December 31, 2004
Stock issued for services	$163,750
Issuance of common stock for debt	50,000
Misc. expense associated with extending warrants	15,670
Employee based stock-based compensation	4,000
Costs associated with call options issued	63,000
$296,420

16.  Please tell us what line item “net change in investment of discontinued operations” represents

The net change in investment of discontinued operations represents the net income and loss of Virtual Technologies for the quarter.

Note 1 - Organization, Basis of Presentation and Management Plans, page 8

Discontinued Operations, page 8

17.
With regard to your sale of Virtual Technologies Pty. Ltd. (Australia), please supplementally tell us the carrying amount of the major classes of assets and liabilities included as part of the disposal group. In addition, please     disclose this information in your future annual filings, as required by paragraph 47(a) of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

The following summarizes the carrying values of the major classes and liabilities of Virtual Technologies Pty. Ltd at September 30, 2005, the effective disposal date:

9/30/05
ASSETS:
Cash and Cash Equivalents	9,422
Accounts Receivable	20,571
Property, Plant and Equipment, net	47,432
Intangible Assets, net	2,592
Goodwill	79,800
LIABILITIES:
Accounts Payable and Accrued Expenses	(133,057)

18.  Please explain to us how you determined the fair value of the royalty agreement to be $120,000

The fair value of the royalty agreement was determined by estimating the future cash flows expected to be received by the Company over the life of the agreement. The agreement calls for the Company to receive 4% of gross sales of Virtual Technologies each quarter for 20 years. The Company’s best estimate is that Virtual Technologies will have $300,000 in gross sales each year ($75,000 in gross sales each quarter.) The Company’s best estimate is that it will receive $3,000 per quarter (4% of $75,000) each quarter in royalty payments. The Company discounted these cash flows at 8% and determined that the present value of the royalty agreement to be $120,000.

19.  Item 3 - Controls and Procedures, page 22

Item disclosure for Controls and Procedures will be corrected to include the appropriate disclosure wording.

See attached Exhibit C

If you have any questions regarding the above please contact the writer at (310) 940-6408 or email to jimhirst@solpower.com.

Respectfully

James H. Hirst
President & CEO

cc  William Meyler Esq.
      Richard Friedman Esq.

EXHIBIT A

ITEM 8a - CONTROLS AND PROCEDURES

We maintain “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure. Under the supervision of, and the participation of, our management, including our Chief Executive Officer, he has conducted an evaluation of our disclosure controls and procedures as of March 31, 2005. Based on this evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures are effective.

During the quarter ended March 31, 2005, there were no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

  EXHIBIT B

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES

EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, James H. Hirst, certify that:

1. I have reviewed this Annual Report on Form 10-KSB of Solpower Corporation. (the "small business issuer");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report my conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:	By:	/s/ James H. Hirst
James H. Hirst
President and Chief Accounting Officer

EXHIBIT C

ITEM 3 - CONTROLS AND PROCEDURES

We maintain “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure. Under the supervision of, and the participation of, our management, including our Chief Executive Officer, he has conducted an evaluation of our disclosure controls and procedures as of December 31, 2005. Based on this evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures are effective.

During the quarter ended December 31, 2005, there were no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.